

Mail Stop 3628

January 22, 2016

Ryan C. Farris
President
Capital Auto Receivables LLC
200 Renaissance Center
Detroit, Michigan 48265

> **Re:** **Capital Auto Receivables LLC**
> **Amendment No. 2 to Registration Statement on Form SF-3**
> **Filed January 14, 2016**
> **File No. 333-208079**

Dear Mr. Farris:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 6, 2016 letter.

The Receivables Pool

Exceptions to Underwriting Guidelines, page 42

1. We note your response to prior comment 4 and reissue. We also note your disclosure of specific compensating factors on page 28 where you state that "[a]pproved applicants that do not comply with all credit guidelines typically have strong compensating factors that indicate a high ability of the applicant to repay the receivable such as a co-obligor, a lower loan-to-value ratio or a shorter loan term." In light of this statement, it is not clear why you are unable to provide information about each of these specific factors as required by Item 1111(a)(8) of Regulation AB. Please either revise your disclosure to include information about the compensating factors that were used to make the determination to include such receivables, including data on the amount of assets in the pool, or sample, that are represented as meeting each such factor and the amount of the assets that do not meet those factors or explain to us how specific compensating factors

are used in the manual approval process but you are unable to provide additional detail about those factors.

Please contact Michelle Stasny at (202)551-3674 or me at (202)551-3731 with any other questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: Janette McMahan, Esq., Kirkland & Ellis LLP